June 17, 2011

RE: Get cash now from your Apple REIT Eight, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Eight, Inc. investment and regain control of your money.  Right now, MPF will pay you $3 per Unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Eight, Inc. to decide if or when you get your money back. But this offer expires on July 22, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Apple REIT Eight, Inc. has an infinite life, and it has not said when it might liquidate.  Sell today and ensure you get your money out from this security.  While it has a redemption program, in the last 2 quarters it has been oversubscribed and only redeemed 56% and 63% of the Units submitted for redemption.  Sell all your Units to us in this Offer!

•
Apple REIT Eight’s FFO does not support its dividend.  Apple REIT reported a modified FFO for 2010 equal to $0.49 per Unit, which does not support the $0.77 per Unit dividend; it can only pay that much by distributing original capital.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Apple REIT Eight, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple REIT Eight, Inc. may continue to operate indefinitely! But now you can sell your Units and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Eight, Inc. confirms the transfer.  MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer at www.mpfi.com/tenders/OfferForApple8.pdf  (also available at the SEC’s EDGAR website and for free by calling the number below). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (877) 445-2747, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 22, 2011 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Eight, Inc. Assignment Form today so we can transfer the Units and rush you a check.

The Purchasers are offering to purchase for cash up to 5,000,000 Units of common stock of Apple REIT Eight, Inc., at a price of $3 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at www.mpfi.com/tenders/OfferForApple8.pdf and at the SEC’s EDGAR website.  You may also call or write us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JULY 22, 2011, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.